EXEMPTION REPORT
PURSUANT TO RULE 17A-5 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Lincoln Financial Advisors Corporation
Year Ended December 31, 2023
With Report of Independent Registered Public Accounting Firm

Lincoln Financial Advisors Corporation

Exemption Report
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2023

Lincoln Financial Advisors Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii).

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way business where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2023.

3. The Company met the identified exemption provisions described in 1. and 2. above for the year ended December 31, 2023, except as described below:

Date	Number of checks not promptly forwarded
1/3/2023	1
1/5/2023	2
1/4/2023	6
1/9/2023	3
1/10/2023	2
1/11/2023	2
1/12/2023	5
1/13/2023	1
1/17/2023	2

1/18/2023	1
1/24/2023	1
1/25/2023	1
1/27/2023	2
1/30/2023	1
2/6/2023	2
2/7/2023	1
2/8/2023	1
2/9/2023	1
2/10/2023	3
2/13/2023	1
2/22/2023	1
2/24/2023	2
2/27/2023	1
2/28/2023	1
3/1/2023	3
3/2/2023	1
3/3/2023	1
3/6/2023	1
3/13/2023	2
3/15/2023	2
3/16/2023	2
3/20/2023	2
3/21/2023	2
3/22/2023	2
3/23/2023	1
3/28/2023	1
3/29/2023	3
3/30/2023	2
4/2/2023	1
4/3/2023	2
4/4/2023	2
4/5/2023	4
4/6/2023	1
4/10/2023	4
4/11/2023	1
4/12/2023	1
4/13/2023	5
4/17/2023	4

4/18/2023	2
4/19/2023	1
4/24/2023	3
4/25/2023	1
4/26/2023	2
5/2/2023	1
5/3/2023	4
5/8/2023	2
5/12/2023	1
5/15/2023	2
5/17/2023	3
5/18/2023	2
5/22/2023	1
5/24/2023	6
5/25/2023	2
5/26/2023	1
5/30/2023	1
6/1/2023	6
6/7/2023	1
6/9/2023	1
6/12/2023	2
6/13/2023	1
6/26/2023	1
6/29/2023	1
7/1/2023	3
7/3/2023	1
7/5/2023	6
7/14/2023	2
7/17/2023	1
7/20/2023	1
7/21/2023	1
7/24/2023	1
7/26/2023	3
7/28/2023	1
7/31/2023	1
8/3/2023	1
8/4/2023	2
8/7/2023	1
8/9/2023	1

8/11/2023	4
8/15/2023	3
8/21/2023	3
8/22/2023	1
8/24/2023	1
8/25/2023	1
8/29/2023	1
8/30/2023	1
9/1/2023	2
9/5/2023	1
9/6/2023	1
9/7/2023	1
9/8/2023	1
9/11/2023	1
9/14/2023	2
9/15/2023	2
9/19/2023	2
9/20/2023	2
9/25/2023	1
9/26/2023	3
10/4/2023	2
10/5/2023	1
10/11/2023	1
10/12/2023	1
10/13/2023	1
10/19/2023	1
10/26/2023	1
11/1/2023	1
11/2/2023	3
11/7/2023	3
11/8/2023	2
11/9/2023	1
11/10/2023	1
11/13/2023	4
11/15/2023	1
11/16/2023	1
11/17/2023	1
11/24/2023	2
11/28/2023	1

11/29/2023	7
11/30/2023	3
12/4/2023	1
12/5/2023	1
12/7/2023	2
12/8/2023	1
12/12/2023	3
12/18/2023	1
12/19/2023	2
12/20/2023	1
12/21/2023	2
12/22/2023	3
12/27/2023	2
12/28/2023	1
12/29/2023	1

I, Megan V. Omoruyi, certify that, to my best knowledge and belief, this Exemption Report is true and correct.

Megan V. Omoruyi

_____   Dated: March 08, 2024

Name: Megan V. Omoruyi
Title: AVP, Financial Reporting and Financial and Operations Principal



Ernst & Young LLP
One Commerce Square
2005 Market Street
Suite 700
Philadelphia, PA 19103

Tel: 1.215.448.5000
Fax: 1.215.448.4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Lincoln Financial Advisors Corporation

We have reviewed management's statements, included in the accompanying Lincoln Financial Advisors Corporation Exemption Report, in which Lincoln Financial Advisors Corporation (the Company) stated that:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii).

(2) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way business where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2023.

(3) The Company met the identified exemption provisions described in 1. and 2. above for the year ended December 31, 2023, except as described in its exemption report.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

We have served as the Company's auditor since 1968.

March 8, 2024